UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Exact Name as Specified in its Charter)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

INFORMATION CONTAINED IN THIS REPORT

On May 28, 2026, The GrowHub Limited (Nasdaq: TGHL) (“GrowHub” or the “Company”) entered into a binding summary term sheet (the “Term Sheet”) with EnChem America, Inc. (“EnChem”) in connection to a proposed business combination between GrowHub and EnChem wherein EnChem shall merge with a newly formed, wholly-owned subsidiary of GrowHub and become the surviving company post-merger (the “Proposed Merger”).

Under the Term Sheet, immediately upon closing of the Proposed Merger (the “Closing”), EnChem shall receive 85% of the equity of GrowHub on a fully diluted basis (the “Merger Shares”), and the pre-Closing equity holders of GrowHub shall retain 15% of the equity of GrowHub on a fully diluted basis. The obligation of the parties to consummate the Proposed Merger shall be subject to the satisfaction or waiver (if permitted by applicable law) of customary closing conditions as the parties may agree in the definitive merger agreement.

In addition, GrowHub stockholders must approve the issuance of the Merger Shares pursuant to Nasdaq Listing Rule 5635(a).

A copy of the Term Sheet is furnished as Exhibit 99.1 to this Report on Form 6-K. All terms, statements, representations, commitments, and agreements contained in the Term Sheet shall become legally fully valid and enforceable obligations simultaneously with the formal signing and sealing by both parties.

The foregoing descriptions of the Term Sheet and the Proposed Merger in this Report on Form 6-K do not purport to be complete and are subject to, and qualified in their entirety by reference to the Term Sheet furnished as Exhibit 99.1 and to the definitive agreements, if and when executed.

This Report on Form 6-K, including Exhibit 99.1 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the Proposed Merger, the anticipated structure and timing of the Proposed Merger, expected ownership percentages, listing and governance expectations, contemplated restructuring and divestiture activities, and pre-closing financing activities. Important factors that could cause actual results to differ materially are included in GrowHub’s filings with the U.S. Securities and Exchange Commission. GrowHub undertakes no obligation to update any forward-looking statements except as required by applicable law.

The information furnished in this Report on Form 6-K, including Exhibit 99.1 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Exhibits.

Exhibit No.	Description
99.1	Summary Term Sheet, dated May 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 1, 2026

THE GROWHUB LIMITED

By:	/s/ Chan Choon Yew Lester
Name:	Chan Choon Yew Lester
Title:	Chief Executive Officer